BY EDGAR

March 23, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Sebastian Gomez Abero

Re:	Marina Biotech, Inc.
Registration Statement on Form S-3
Filed March 14, 2011
File No. 333-172819

Dear Mr. Riedler:

On behalf of our client Marina Biotech, Inc. (the “Company”), we hereby submit this letter in response to the comments set forth in that certain letter dated March 18, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to J. Michael French, the President and Chief Executive Officer of the Company, relating to the Registration Statement on Form S-3 that was filed by the Company with the Commission on March 14, 2011 (File No. 333-172819) (the “Registration Statement”).

The Company is responding to the Staff’s comments by revising the Registration Statement as requested by the Staff. The Company is also revising the Registration Statement to update certain market-related disclosure to a more recent date.

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference):

Incorporation by Reference

1.	Please amend your filing to provide updated financial statements pursuant to Rules 3-01 and 3-12 of Regulation S-X.

Response

The Company has revised the Registration Statement to incorporate by reference its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which it filed with the Commission on March 23, 2011. The Form 10-K contains the Company’s audited financial statements as of December 31, 2010 and 2009, and for each of the years in the two-year period ended December 31, 2010.

If you have any further questions or comments, or would like to discuss this response letter or the amended Registration Statement, please feel free to call me at (212) 326-0468.

Sincerely,

/s/ Michael T. Campoli

Michael T. Campoli

Pryor Cashman LLP

cc:	J. Michael French, Marina Biotech, Inc.

Peter S. Garcia, Marina Biotech, Inc.

Lawrence Remmel Esq., Pryor Cashman LLP